 Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT

(unaudited - expressed in thousands of Canadian dollars)
	Note	June 30, 2017	December 31, 2016

ASSETS

Current Assets
Cash and cash equivalents		$26,464	$20,382
Accounts and other receivables		2,048	2,938
Investments	4	1,225	1,691
Inventories		186	151
Prepaid expenses and other		901	401
		30,824	25,563

Non-Current Assets
Restricted cash and deposits	5	6,939	6,948
Investments		912	-
Inventories		5,048	5,110
Property, plant and equipment	6	13,766	13,967
Mineral properties	7	68,516	65,849
Intangible assets		140	195

Total Assets		$126,145	$117,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,809	$1,830
Income taxes payable		2	2
Environmental services contract loss provision		195	121
Deferred revenue		137	167
Flow-through share premium pending renunciation		887	-
		4,030	2,120
Non-Current Liabilities
Environmental services contract loss provision		131	156
Deferred revenue		102	170
Silver streaming interest	8	11,518	18,118
Decommissioning and rehabilitation provision	9	4,999	4,955
Deferred income tax liabilities		1,394	1,440

Total Liabilities		22,174	26,959

Shareholders' Equity		103,971	90,673

Total Liabilities and Shareholders' Equity		$126,145	$117,632

COMMITMENTS	17

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Richard Zimmer”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

(unaudited - expressed in thousands of Canadian dollars, except per share amounts)		Three months ended		Six months ended
	Note	2017	2016	2017	2016

Environmental Services Revenue		$2,504	$2,831	$4,439	$5,179
Environmental Services Costs		1,591	2,121	2,977	3,904
Gross Profit		913	710 #	1,462	1,275

General and administrative expenses	11	2,769	1,924	6,207	3,904
Mine site care and maintenance	12	447	477	849	999
		3,216	2,401	7,056	4,903

Operating Loss		(2,303)	(1,691)	(5,594)	(3,628)

Other Income (Expenses)
Other income (expenses)		32	(41)	62	(20)
Gain (loss) on investments	4	(289)	1,629	1,969	1,805
Foreign exchange loss		(31)	(21)	(89)	(299)

Loss Before Taxes		(2,591)	(124)	(3,652)	(2,142)

Income Tax Provision (Recovery)
Current		-	-	-	-
Deferred		104	(276)	(25)	(184)

Net Income Income (Loss)		(2,695)	152	(3,627)	(1,958)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $(106), $228, $139, and $(24)		61	4	85	152
Gain (loss) on available-for-sale investments, net of tax	4	(75)	1,348	337	1,407
Recycle gain on impaired investments to current income		-	-	(356)	-
Other Comprehensive Income (Loss)		(14)	1,352	66	1,559
Total Comprehensive Income (Loss)		$(2,709)	$1,504	$(3,561)	$(399)

Basic and diluted loss per common share		$(0.03)	$-	$(0.04)	$(0.02)
Weighted average number of common shares outstanding		100,658,527	86,352,033	98,940,820	82,359,060

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2017	2016	2017	2016

Cash Flows (used in) from Operating Activities
Net income (loss)	$(2,695)	$152	$(3,627)	$(1,958)
Items not affecting cash from operations:
Deferred revenue	(34)	23	(98)	(43)
Environmental services contract loss provision	25	(18)	49	(56)
Depreciation of property, plant and equipment	406	494	851	992
Amortization of intangible assets	24	27	52	56
Share-based compensation expense	519	332	1,661	650
Finance costs, foreign exchange and other	(14)	183	(514)	382
Realized gain on disposition of investments	-	(106)	(1,204)	(236)
Unrealized loss (gain) on investments	289	(1,523)	(765)	(1,569)
Advisory fees paid in shares	500	-	500	-
Deferred income tax provision (recovery)	104	(269)	(25)	(184)
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(185)	(912)	890	(239)
(Increase) decrease in inventories	22	(32)	28	(75)
Increase in prepaid expenses and other current assets	(289)	(224)	(501)	(306)
Increase (decrease) in accounts payable and accrued liabilities	162	(4)	322	(374)

	(1,166)	(1,877)	(2,381)	(2,960)

Cash Flows (used in) from Investing Activities
Expenditures on mining operations properties	(26)	(43)	(67)	(68)
Expenditures on exploration and evaluation properties	(1,139)	(392)	(1,612)	(547)
Purchase or disposal of property, plant and equipment	(368)	(50)	(733)	(55)
Release of security from remediation services agreement	-	-	-	160
Proceeds from disposal of available-for-sale investments	-	-	2,003	-

	(1,533)	(485)	(409)	(510)

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	9,043	13,008	9,043	13,008
Issuance costs	(716)	(815)	(716)	(815)
Proceeds from exercise of warrants	-	1,040	389	1,040
Proceeds from exercise of stock options	10	174	156	174

	8,337	13,407	8,872	13,407

Increase in Cash and Cash Equivalents	5,638	11,045	6,082	9,937
Cash and Cash Equivalents - Beginning of Period	20,826	7,055	20,382	8,163

Cash and Cash Equivalents - End of Period	$26,464	$18,100	$26,464	$18,100

SUPPLEMENTAL CASH FLOW INFORMATION (see note 14)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

Net loss	-	-	-	-	-	(3,627)	-	(3,627)
Other comprehensive income	-	-	-	-	-	-	66	66
Share-based compensation expense recognized	-	-	-	1,920	-	-	-	1,920
Equity offering, net of issuance costs	4,205,820	7,222	72	-	-	-	-	7,294
Shares issued - advisory fees	250,000	500	-	-	-	-	-	500
Shares issued - consideration for Wheaton (note 8)	3,000,000	6,600	-	-	-	-	-	6,600
Exercise of share options	116,006	231	-	(75)	-	-	-	156
Exercise of warrants	422,068	497	(108)	-	-	-	-	389
Share options forfeited or expired	-	-	-	(2,801)	2,801	-	-	-
Release of RSU settlement shares	221,667	298	-	(298)	-	-	-	-

Balance - June 30, 2017	101,165,755	$202,300	$2,098	$5,962	$15,681	$(121,672)	$(398)	$103,971

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(1,958)	-	(1,958)
Other comprehensive loss	-	-	-	-	-	-	1,559	1,559
Equity offering, net of issuance costs	10,839,972	9,880	2,202	-	-	-	-	12,082
Share-based compensation expense recognized	-	-	-	742	-	-	-	742
Exercise of share options	248,002	257	-	(84)	-	-	-	173
Exercise of warrants	770,800	1,301	(261)	-	-	-	-	1,040
Share options forfeited or expired	-	-	-	(328)	328	-	-	-
Release of RSU settlement shares	135,001	420	-	(420)	-	-	-	-

Balance - June 30, 2016	89,219,801	$180,443	$3,346	$7,288	$12,391	$(115,644)	$847	$88,671

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, with the exception of the critical estimates related to the embedded derivative within the silver stream interest liability. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of August 10, 2017.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding the embedded derivative within the silver stream interest liability.

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgement to select a method of valuation and make estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 8 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the silver streaming interest liability.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	Investments

	June 30 2017	December 31 2016

Common shares held	$525	$365
Warrants held	1,612	1,326

Investments	2,137	1,691

Less: Current portion	1,225	1,691

	$912	$-

As of June 30, 2017, the common shares held consist of 4,375,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2016 – nil). As of June 30, 2017, the warrants held consist of 4,375,000 warrants of Banyan (December 31, 2016 – nil) with an exercise price of $0.115 and 1,125,000 warrants of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2016 – 2,125,000) with exercise prices ranging between $0.15 and $0.21 per share.

During the three and six month periods ended June 30, 2017, the Corporation recorded a gain (loss) on investments in the amount of the ($289,000) and $1,969,000 (2016 - $1,629,000 and $1,805,000), respectively. The gain (loss) on investments for the three and six month periods ended June 30, 2017 consist of a realized a pre-tax gain on the sale of Golden Predator shares in the amount $nil and $1,204,000 (2016 – $111,000 and $241,000) and a fair value measurement adjustment on warrants held in Banyan and Golden Predator in the amount of ($289,000) and $765,000 (2016 – $1,518,000 and $1,564,000), respectively. During the same periods, the Corporation also recorded in other comprehensive income a fair value adjustment gain (loss), net of tax of ($75,000) and $337,000 (2016 - $1,596,000 and $1,655,000), respectively, on common shares held in Banyan.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits

	June 30 2017	December 31 2016

Security for remediation services agreement	$516	$534
Security for decommissioning obligations	6,336	6,328
Other	87	86

	$6,939	$6,948

As at June 30, 2017, security for remediation services agreement was $516,000 (US$398,000) (2016 -$534,000; US$398,000). This represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer and is expected to be held for a period up to two years.

As at June 30, 2017, security for decommissioning obligations was $6,336,000 (2016 - $6,328,000). This represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits.

6.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$1,364	$5,213	$20,296	$6,652	$1,394	$34,919
Additions	349	7	-	359	18	733
Decommission change in estimate	-	-	7	-	-	7

June 30, 2017	$1,713	$5,220	$20,303	$7,011	$1,412	$35,659

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$275	$4,356	$8,828	$6,254	$1,239	$20,952
Depreciation	36	165	520	199	21	941

June 30, 2017	$311	$4,521	$9,348	$6,453	$1,260	$21,893

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$1,089	$857	$11,468	$398	$155	$13,967

June 30, 2017	$1,402	$699	$10,955	$558	$152	$13,766

During the three and six month periods ended June 30, 2017, the Corporation recorded total depreciation on property, plant and equipment of $462,000 and $941,000 (2016 – $528,000 and $1,060,000), respectively, of which $406,000 and $851,000 (2016 – $494,000 and $992,000), has been charged to income with $22,000 and $71,000 (2016 – $61,000 and $121,000), recorded in environmental services cost of sales and $384,000 and $780,000 (2016 – $467,000 and $948,000), reflected under general expenses and mine site care and maintenance.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $56,000 and $90,000 (2016 – $34,000 and 68,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

7.	Mineral Properties

	December 31 2016	Expenditures Incurred	June 30 2017

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,804	$52	$8,856
Lucky Queen	2,113	56	2,153
Onek	321	9	325
McQuesten[i]	3,814	20	3,834
Silver King	7,154	-	7,154
Flame & Moth	21,966	305	22,100
Bermingham	15,193	2,225	15,873
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$65,849	$2,667	$68,516

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$(29)	$8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$5,366	$65,849

(i)  Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures, issue 1,600,000 shares, pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

June 30, 2017
Cost	$130,282	$64,171	$194,453
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,355	$57,161	$68,516

December 31, 2016
Cost	$130,165	$61,621	$191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,238	$54,611	$65,849

8.	Silver Streaming Interest

	June 30 2017	December 31 2016

Balance – Silver Stream Interest	$18,118	$18,118

Less: Embedded derivative asset	(6,600)	-

	$11,518	$18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton Precious Metals (“Wheaton”) (formerly Silver Wheaton Corp.) under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA”), originally dated October 2, 2008, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment (originally US$3.90 per ounce fixed) based on monthly silver head grade and monthly silver price. The actual monthly production payment from Wheaton will be determined based on a silver grade and pricing curve governed by an upper ceiling grade of 1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average monthly silver spot price. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be re-measured at fair value on a re-occurring basis at each period end with changes in value being recorded within the Statement of Income/(loss).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at June 30, 2017, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the silver head grade and silver price. The model incorporated principal inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered, head grade and silver price. A discount rate of 13.35%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the NPV.

9.	Decommissioning and Rehabilitation Provision

	June 30 2017	December 31 2016

Balance – beginning of period	$4,955	$5,111

Increase (decrease) due to re-estimation	14	(220)
Accretion expense, included in finance costs	30	64

Balance – end of period	$4,999	$4,955

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The $6.3 million currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $5,938,000 (December 31, 2016 – $6,056,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at June 30, 2017, the Corporation has used a risk-free discount rate of 1.89% (December 31, 2016 – 2.1%) and an inflation rate of 2.0% (December 31, 2016 – 2.0%) resulting in a discounted amount of $4,999,000 (December 31, 2016 – $4,955,000).

10.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the six month period ended June 30, 2017:

1.	On May 30, 2017, the Corporation completed a bought deal financing and issued 4,250,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513;

2.	116,006 stock options were exercised for proceeds of $156,000;

3.	422,068 warrants were exercised for proceeds of $389,000;

4.	221,667 common shares were issued from treasury upon vesting of restricted share units (“RSUs”);

5.	3,000,000 common shares were issued from treasury in consideration to Wheaton for amending the silver stream agreement (see Note 8); and

6.	250,000 common shares were issued from treasury for advisory services rendered (see Note 8).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2016	Issued	Exercised	Balance at June 30, 2017
December 8, 2017	$0.53	323,362	-	(286,552)	36,810
May 17, 2018	$1.75	5,008,336	-	(135,516)	4,872,820
May 17, 2018	$1.49	60,900	-	-	60,900
May 30, 2019	$2.15	-	126,174	-	126,174

	$1.75	5,392,598	126,174	(422,068)	5,096,704

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at June 30, 2017, a total of 6,555,999 stock options and 466,277 RSUs were outstanding under the New Plan and a total of 3,094,300 remain available for future grants.

Incentive Stock Options

Stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Stock options granted	$2.32	1,603,500	-
Share based compensation expense	-	-	1,580
Options exercised	$1.34	(115,999)	(75)
Options forfeited or expired	$4.85	(1,107,497)	(2,801)

Balance – June 30, 2017	$2.06	6,555,999	$5,700

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$6,996

During the three month period ended June 30, 2017, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.02% (2016 – 0.53%) per annum, an expected life of options of 4 years (2016 – 4 years), an expected volatility of 73% based on historical volatility (2016 – 70%), an expected forfeiture rate of 4% (2016 – 4%) and no expected dividends (2016 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at June 30, 2017 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	2.71	$0.60	23,333	$0.60
$0.60	1,096,666	2.62	$0.60	1,096,666	$0.60
$0.84	1,645,833	3.62	$0.84	1,097,222	$0.84
$1.73	600,000	3.95	$1.73	450,000	$1.73
$1.78	150,000	4.00	$1.78	112,500	$1.78
$1.94	516,500	1.62	$1.94	516,500	$1.94
$2.32	1,601,500	4.59	$2.32	400,375	$2.32
$4.16	346,000	0.56	$4.16	346,000	$4.16
$7.10	561,000	0.54	$7.10	561,000	$7.10
$8.13	3,500	0.86	$8.13	3,500	$8.13

	6,555,999	3.14	$2.06	4,607,096	$2.16

The weighted average share price at the date of exercise for options exercised during the three and six month periods ended June 30, 2017 was $1.86 and $2.29 (2016 - $1.36 and $1.36), respectively.

During the three and six month period ended June 30, 2017, the Corporation recorded total share-based compensation expense of $535,000 and $1,580,000 (2016 – $300,000 and 637,000), respectively, which related to incentive share options, of which $94,000 and $259,000 (2016 – $23,000 and $92,000) is recorded to mineral properties and $441,000 and $1,321,000 (2016 – $277,000 and 545,000) has been charged to income.

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at June 30, 2017, a total of 466,277 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2016	452,951	$220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	340
RSUs vested	(221,674)	(298)

Balance – June 30, 2017	466,277	$262

Balance – December 31, 2015	360,904	$472

RSUs granted	295,000	-
Share-based compensation expense recognized	-	105
RSUs vested	(135,001)	(420)

Balance – June 30, 2016	508,859	$157

During the six month period ended June 30, 2017 the Corporation granted a total of 235,000 RSUs (2016 – 295,000), with a total grant-date fair value determined to be $545,000 (2016 - $268,000). Included in general and administrative expenses for the three and six month periods ended June 30, 2017 is share-based compensation expense of $79,000 and $340,000 (2016 – $55,000 and $105,000), respectively, related to RSU awards.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The weighted average share price at the date of vesting for RSUs during the six month period ended June 30, 2017 was $2.50 (2016 - $1.03).

11.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2017 and 2016 as follows:

Corporate	Three Months Ended		Six Months Ended
	2017	2016	2017	2016
General and administrative expenses
Depreciation	$17	$18	$36	$32
Amortization of intangible assets	4	4	7	7
Business development and investor relations	270	147	331	206
Office, operating and non-operating overheads	125	213	299	343
Professional and advisory	620	140	1,001	220
Regulatory	7	18	132	109
Salaries and contractors	433	334	1,186	691
Share-based compensation	506	298	1,624	509
Travel	41	52	92	85

	$2,023	$1,224	$4,708	$2,202

Environmental Services	Three Months Ended		Six Months Ended
	2017	2016	2017	2016
General and administrative expenses
Depreciation	$8	$8	$12	$19
Amortization of intangible assets	20	24	45	49
Business development and investor relations	125	9	216	28
Office, operating and non-operating overheads	144	178	338	380
Professional	8	8	16	27
Salaries and contractors	426	424	835	1,038
Share-based compensation	-	30	-	129
Travel	15	19	37	32

	$746	$700	$1,499	$1,702
Total General and Administrative Expenses	$2,769	$1,924	$6,207	$3,904

12.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three and six month periods ended June 30, 2017 and 2016 as follows:

	Three Months Ended		Six Months Ended
	2017	2016	2017	2016

Mine site care and maintenance
Depreciation	$353	$405	$721	$816
Office, operating and non-operating overheads	94	42	128	115
Other expenses	-	30	-	68

	$447	$477	$849	$999

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	June 30 2017	December 31 2016

Fair value through profit or loss	Level 2	$1,612	$ 1 ,326
Warrants held-for-trading

Embedded derivative - Wheaton agreement	Level 3	$6,600	-
Available-for-sale
Investment in marketable securities	Level 1	$525	$365
		$2,137	$1,891

During the six month period ended June 30, 2017, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.10% (2016 – 0.54%) per annum, an expected life of options of 1.84 years (2016 – 1.92), an expected volatility of 138.16% (2016 – 72.26%) based on historical volatility and no expected dividends (2016 – nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

14.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and six month periods ended June 30, 2017 and 2016 is summarized as follows:

	Three Months Ended		Six Months Ended
	2017	2016	2017	2016

Operating Cash Flows Arising From Interest and Taxes
Interest received	$122	$18	$133	$30

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$94	$23	$259	$92
Capitalization of depreciation to mineral properties	$56	$34	$90	$68
Capitalization of re-estimation of decommissioning and rehabilitation provision	$30	$53	$7	$45
Increase in non-cash working capital related to:
Mining operations properties	$17	$60	$32	$57
Exploration and evaluation properties	$418	$483	$599	$463

15.	Segmented Information

The Corporation had two operating segments during the three and six month periods ended June 30, 2017 and 2016, being the mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities; and the environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three and six month periods ended June 30, 2017 and 2016 is summarized as follows:

As at and for the three months ended June 30, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,379	$-	$-	$1,379
Non-Canadian	1,125	-	-	1,125
Total revenues as reported	2,504	-	-	2,504

Cost of sales	1,591	-	-	1,591
Depreciation and amortization	27	-	21	48
Share-based compensation	-	-	506	506
Other G&A expenses	719	10	1,486	2,215
Mine site care and maintenance	-	447	-	447
Foreign exchange loss	-	-	31	31
Loss on investments			289	289
Other (income) loss	-	14	(46)	(32)

Segment income (loss) before taxes	$167	$(471)	$(2,287)	$(2,591	)(i)

Total assets	$5,679	$93,639	$26,827	$126,145
Total liabilities	$1,504	$18,899	$1,771	$22,174

As at and for the three months ended June 30, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,457	$-	$-	$1,457
Non-Canadian	1,374	-	-	1,374
Total revenues as reported	2,831	-	-	2,831

Cost of sales	2,121	-	-	2,121
Depreciation and amortization	32	-	22	54
Share-based compensation	30	-	298	328
Other G&A expenses	648	10	890	1,548
Mine site care and maintenance	-	477	-	477
Foreign exchange (gain) loss	-	-	21	21
(Gain) on investments	-	-	(1,629)	(1,629)
Other income	-	12	23	35

Segment (loss) income before taxes	$-	$(499)	$375	$(124	)(i)

Total assets	$9,261	$86,345	$20,640	$116,246
Total liabilities	$1,905	$24,708	$962	$27,575

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the six months ended June 30, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$2,734	$-	$-	$2,734
Non-Canadian	1,705	-	-	1,705
Total revenues as reported	4,439	-	-	4,439

Cost of sales	2,977	-	-	2,977
Depreciation and amortization	56	-	43	99
Share-based compensation	-	-	1,624	1,624
Other G&A expenses	1,442	19	3,023	4,484
Mine site care and maintenance	-	849	-	849
Foreign exchange loss	-	-	89	89
Gain on investments			(1,969)	(1,969)
Other (income) loss	-	30	(92)	(62)

Segment income (loss) before taxes	$(36)	$(898)	$(2,718)	$(3,652	)(i)

Total assets	$5,679	$93,639	$26,827	$126,145
Total liabilities	$1,504	$18,899	$1,771	$22,174

As at and for the six months ended June 30, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$3,181	$-	$-	$3,181
Non-Canadian	1,998	-	-	1,998
Total revenues as reported	5,179	-	-	5,179

Cost of sales	3,904	-	-	3,904
Depreciation and amortization	68	-	39	107
Share-based compensation	129	-	509	638
Other G&A expenses	1,505	-	1,642	3,147
Mine site care and maintenance	-	999	-	999
Foreign exchange gain	-	-	299	299
Gain on investments			(1,805)	(1,805)
Other loss	-	25	7	32

Segment loss before taxes	$(427)	$(1,024)	$(691)	$(2,142	)(i)

Total assets	$9,261	$86,345	$20,640	$116,246
Total liabilities	$1,905	$24,708	$962	$27,575

(i)	Represents consolidated loss before taxes.

For the six month period ended June 30, 2017, revenue from two customers of the Corporation’s Environmental Services segment represents approximately $2,373,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three and six month periods ended June 30, 2017 and 2016 was as follows:

	Three Months Ended		Six Months Ended
	2017	2016	2017	2016

Salaries and other short-term benefits	$502	$412	$1,267	$856
Share-based compensation	489	324	1,431	606
	$991	$736	$2,698	$1,259

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the six month period ended June 30, 2017, the Company incurred $125,000 (2016 – $nil) of consulting expenses from a company controlled by a Director of the Company. Included in accounts payable as of June 30, 2017 is $40,000 (2016 – $nil) owed to the Company.

17.	Commitments

As at June 30, 2017, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2017	248
2018	235
Thereafter	272

$755

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $276,000.

(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $7,944,000 by December 31, 2018.